UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-33801

APPROACH RESOURCES INC.

(Exact name of registrant as specified in its charter)

One Ridgmar Centre

6500 West Freeway, Suite 900

Fort Worth, Texas 76116

(817) 989-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

7.00% Senior Notes due 2021

Guarantees of 7.00% Senior Notes due 2021

Preferred Stock, par value $0.01 per share

Depositary Shares

Warrants

Rights

Debt Securities

Guarantees of Debt Securities

(Title of each class of securities covered by this Form)*

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: 0**

7.00% Senior Notes due 2021: 0**

Guarantees of 7.00% Senior Notes due 2021: 0**

Preferred Stock: 0**

Depositary Shares: 0**

Warrants: 0**

Rights: 0**

Debt Securities: 0**

Guarantees of Debt Securities: 0**

*	Each of the following subsidiaries that became a guarantor of certain of the securities listed above have been deemed co-registrants and are also included in this certification:

Exact Name as Specified in their Charters

Approach Resources I, LP

Approach Oil & Gas Inc.

Approach Operating, LLC

Approach Delaware, LLC

Approach Services, LLC

Approach Midstream Holdings LLC

**

As previously disclosed, on November 18, 2019, Approach Resources Inc. (the “Company”) and all of its subsidiaries filed voluntary petitions seeking relief under chapter 11 (“Chapter 11”) of Title 11 of the U.S. Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Court”) under the caption In re Approach Resources Inc., et al., Case No. 19-36444 (Bankr. S.D. Tex.) (the “Chapter 11 Cases”). On September 14, 2020, the Court entered an Order Approving (a) The Sale of Substantially All of the Debtors’ Assets Free and Clear of All Liens, Claims, Encumbrances and Interests; and (b) The Assumption and Assignment of Certain Contracts and Unexpired Leases [Dkt. No. 605], pursuant to which the Court approved the sale of substantially all of the Company’s assets to Zarvona III-A, L.P. pursuant to that certain Asset Purchase Agreement (the “Asset Purchase Agreement”) dated as of September 3, 2020. The transactions contemplated by the Asset Purchase Agreement closed September 30, 2020. On October 30, 2020, the Company filed the Joint Plan of Liquidation of Approach Resources Inc. and Its Debtor Affiliates Under Chapter 11 of the Bankruptcy Code [Dkt. No. 643], and subsequently filed the Amended Joint Plan of Liquidation of Approach Resources Inc. and Its Debtor Affiliates Under Chapter 11 of the Bankruptcy Code [Dkt. No. 661] on November 9, 2020 and the Second Amended Plan of Liquidation of Approach Resources Inc. and Its Debtor Affiliates Under Chapter 11 of the Bankruptcy Code [Dkt. No. 670] (the “Plan”) on November 12, 2020. On December 16, 2020, the Court entered an order (the “Confirmation Order”), pursuant to which the Court approved and confirmed the Plan, as amended by the Confirmation Order as applicable. The Plan became effective as of December 31, 2020, at which time all previously issued securities of the Company, including the securities listed in this Form 15, were cancelled and terminated. Following the effectiveness of the Plan, the administrator of the Plan will continue overseeing the winding down and dissolution of the Company and its subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Approach Resources Inc. and the co-registrants have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date: January 6, 2021

APPROACH RESOURCES INC.

By:	/s/ Allison D. Byman
Name:	Allison D. Byman
Title:	Plan Administrator and Authorized Person

APPROACH RESOURCES I, LP

By:	Approach Operating, LLC,
its sole general partner

By:	/s/ Allison D. Byman
Name:	Allison D. Byman
Title:	Plan Administrator and Authorized Person

APPROACH OIL & GAS INC.

By:	/s/ Allison D. Byman
Name:	Allison D. Byman
Title:	Plan Administrator and Authorized Person

APPROACH OPERATING, LLC

By:	/s/ Allison D. Byman
Name:	Allison D. Byman
Title:	Plan Administrator and Authorized Person

APPROACH DELAWARE, LLC

By:	/s/ Allison D. Byman
Name:	Allison D. Byman
Title:	Plan Administrator and Authorized Person

APPROACH SERVICES, LLC

By:	/s/ Allison D. Byman
Name:	Allison D. Byman
Title:	Plan Administrator and Authorized Person

APPROACH MIDSTREAM HOLDINGS LLC

By:	/s/ Allison D. Byman
Name:	Allison D. Byman
Title:	Plan Administrator and Authorized Person